UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 29, 2009.

Exhibit 99.1

FIRST QUARTER 2009 RESULTS

Highlights

•	Golar reports a net loss of $5.1 million and operating income of $6.6 million
•	Spot traded vessel earnings performance deteriorated as anticipated in a softening market
•	The FSRU Golar Spirit successfully commission’s the Petrobras Rio de Janeiro LNG receiving terminal
•	Golar Winter sails from Singapore after completing FSRU conversion ahead of schedule
•	Floating LNG cooperation with PTTEP now focusing on identified opportunities
•	Gladstone project achieves important milestones and makes good progress toward FID
•	Continued strong market inquiry for FSRUs
•	Work commenced to restructure the Company in anticipation of new project activity

Financial Review

Results

Golar LNG Limited (“Golar” or the “Company”) reports a net loss of $5.1 million and operating income of $6.6 million for the three months ended March 31, 2009 (the “first quarter”).

Revenues in the first quarter were $53.9 million as compared to $59.5 million for the fourth quarter of 2008 (the “fourth quarter”). First quarter average daily time charter equivalent rates (“TCEs”) also declined to $44,977(1) per day from $50,274(1) per day for the fourth quarter. Average utilisation was down from 91% in the fourth quarter to 80% in the first quarter(1).

During the first quarter the Golar Winter has been in Keppel shipyard undergoing conversion to a FSRU for its Petrobras contract and is expected to leave the yard at the end of May and arrive in Brazil early July. There were no drydockings in the first quarter or the fourth quarter and there will also be none in the second quarter of 2009. The Golar Arctic (formerly Granatina) redelivered from Shell at the end of January 2009 and is currently idle. The Ebisu completed a charter in mid April and is also currently idle. The Golar Freeze will redeliver from its long term charter to BG Group in early June and will then make its way to the shipyard for FSRU conversion. The Golar Frost redelivers to its new owners (OLT-O – Livorno project) at the end of May.

Voyage expenses increased to $11.4 million for the first quarter from $10.2 million for the fourth quarter, largely due to additional fuel costs associated with commercial waiting time and vessel positioning as a result of lower utilisation. Our charterers pay the fuel costs only when the vessel is onhire under a timecharter. Voyage expenses also include charter hire expenses in relation to Golar Frost and Ebisu.

1 TCE and utilisation calculation excludes Golar Winter whilst in the shipyard under going conversion and also excludes Hilli whilst vessel is in layup

Vessel operating expenses at $16.1 million for the first quarter were in line with $16.0 for the fourth quarter Administrative expenses were slightly higher at $4.3 million as compared to $4.1 million for the fourth quarter.

Net interest expense for the first quarter was $10.5 million down from $11.9 million for the fourth quarter as a result of lower Libor interest rate in respect of floating rate debt.

Other financial items were a gain of $1.9 million in the first quarter as compared to a loss of $57.0 million for the fourth quarter of 2008. The gain resulted primarily from the non-cash gain on interest rate swap valuations. Long-term interest rates declined significantly in the fourth quarter of 2008 and the loss on the mark-to-market valuation of interest rate swaps was the main constituent of the large loss in the fourth quarter. Since the year end long-term interest rates have increased moderately to the end of the first quarter, resulting in a modest gain and have continued to increase in the second quarter of 2009.

Financing, corporate and other matters

In anticipation of increasing project development activity consistent with the Company’s strategy of pursuing midstream LNG activities and the need to access additional capital, further consideration has been given to the possibility of restructuring the Company. The objective of the restructuring would be to separate out the Company’s project development activities and the vessels currently directly exposed to the spot/short term market that will likely service these projects. It is the Company’s objective to move quickly with this work and to have the restructuring completed well in advance of approaching investment decisions. The analysis and preparation completed in the second half of 2007 when the Company last considered restructuring provides a valuable platform to base the current work on.

When Golar Freeze commences its charter in Q2 2010 Golar LNG will have five vessels (LNGC’s and FSRU’s) on long term charter agreements at attractive rates. The total contract value of these charters is approximately $1.9 billion and the five vessels will, when Golar Freeze commences its charter in 2010 have an EBITDA of approximately $1552 million per annum.

Based on current debt amortisation plus an assumed increase in debt associated with Golar Freeze of approximately $130 million together with assumed rates of interest, the five ships will generate approximately $72 million3 per annum in free cash after debt service and net of minority interests. This will be added to by approximately $15 million after June 2013 when the debt on Golar Mazo is fully repaid and will further increase as a function of the repayment of debt on the other ships.

The remaining vessels and the project portfolio will be transferred to a fully owned subsidiary. This Company will when certain milestones in the projects are reached seek external debt and equity financing for further growth and development of the projects. Golar LNG will through their initial holding be the majority holder after the separation, but the new Company will seek a separate listing in due course. Over time it should be assumed that the project company through growth and possible share dividend from Golar LNG becomes a fully independent company. The project Company will include 7 owned ships, one 50% owned ship and one chartered in ship. These ships exposed to the spot market will currently need a spot T/C rate of approximately $40,000 per day to generate free cash above their need for serving debt interest and instalments. The debt on the new spot ships is on average approximately $105m and valuations received within the last few months indicate values of $175 million per vessel.

It is the Boards opinion that this restructuring will enhance the value of Golar LNG’s stock. Through this solution the current shareholders of Golar LNG will be secured a high long term dividend stream and also have significant upside through the ownership of a pioneering company within the LNG production, storage and terminal business.

2 Based on current operating cost expectations
3 Based on current interest rate swap rates and an assumed rate for libor of 3.5%

As reported last quarter the Company has been working on a debt financing for the Golar Freeze FSRU project which is required for approximately $80 million of the unfinanced capital commitment in respect of the project. Progress has been made but in the current difficult credit markets it has been a slow and difficult process. There is a risk that attractive terms will not be agreed with banks and/or that financing will be needed prior to the conclusion of any financing. The Board has therefore been considering alternative sources of short-term financing in conjunction with the restructuring work noted above. The Board believes that alternative short-term financing will be available to the Company. This might include short term assistance from Golar’s major shareholder who has indicated a willingness to consider supporting a bridge loan to cover this temporary gap.

With regret the Board advises that the CEO of Golar Management, Gary Smith, will be leaving the Company’s service with the intention of returning to Australia. Mr. Smith has made a considerable contribution to the Company since he joined in 2006 in particular the development of the Company’s FSRU and other projects. However, the Board is very pleased that Mr. Smith will continue his association with the Company as a non-executive director. Until a replacement for Mr. Smith is in place the Company’s Chairman Mr. John Fredriksen will take on the role of Golar’s CEO. The Board wishes to thank Mr Smith for his valuable contribution and dedication to Golar over the past three years.

As advised last quarter no dividend will be paid for the first quarter of 2009.

Operational Review

Shipping

Trading performance of the Company’s vessels operating in the spot/short term market deteriorated over the quarter in line with the deterioration of the market. Rates are depressed due to a reduction in the demand for LNG, particularly in the Far East, coupled with an increase in the available fleet in advance of projects starting up. However, as new LNG production comes to market over the coming months should ease the vessel over supply.

Golar Frost was redelivered to OLT-O on May 27. The vessel will be converted to a FSRU in Dubai docks with the conversion being managed directly by the OLT-O joint venture. The company has no further exposure to the utilisation of this vessel.

Golar Freeze is expected to be redelivered from BG at the conclusion of her long term charter in early June. The vessel will seek short term employment opportunities in advance of commencing her FSRU conversion scheduled for early September. Golar Freeze will, on completion of her FSRU conversion, commence a 10 year charter in Dubai during Q2, 2010.

Vessel operations remained smooth and incident free throughout the quarter.

Regasification

Golar Spirit relocated to Guanabara Bay, Rio de Janeiro, during the quarter to commission the recently completed jetty facilities in advance of the arrival of Golar Winter. A cargo was transferred from a Petrobras chartered LNG Carrier onto Golar Spirit, for the first time using the recently constructed facilities. Following the successful transfer of the cargo, LNG was regasified and delivered ashore into the Rio gas reticulation system. The commissioning at Rio also provided the opportunity to run Golar Spirit at full regasification capacity for the first time. During her stay in Rio, Golar Spirit was pleased to host a visit on board by Brazilian President Lula and a delegation of senior Petrobras executives. On successful completion of all commissioning activities Golar Spirit relocated back to Pecem in the north of Brazil.

Golar Winter departed Keppel ship yard in Singapore on May 23, slightly ahead of schedule and following a short period of sea trials and commissioning activities set sail for her first load port. Golar Winter is expected to undergo further commissioning and testing in Brazil in the coming weeks before joining Golar Spirit on hire to Petrobras. The Golar Winter conversion project has benefited greatly from the experience gained during the Golar Spirit conversion project with the Company’s project management capability strengthening with each new project.

Detailed engineering for the Golar Freeze FSRU project is now well advanced and activity has now commenced associated with mobilising a site team to supervise the vessel conversion.

The company continues to engage with several interested parties seeking to develop FSRU projects and was pleased to host several visits by prospective charterers of new projects to Golar Winter whilst in the ship yard undergoing conversion. Based on current feedback the Company is progressing conversion related work for an additional vessel without having a specific contract signed.

Liquefaction

The Company is encouraged by the milestones achieved by the Gladstone LNG project over the past quarter which included:

•	The project received its Environmental Impact Statement assessment report advising that its report is of sufficient standard to allow it to proceed to the final stage.
•	The project received Front End Engineering Design (FEED) documentation from SK Engineering and Construction Co. Ltd and Laing O’Rourke Australia Construction Pty Ltd. The cost estimate and construction schedule submitted remain in line with expectations.
•	The appointment of additional experienced staff to the key positions of General Manager Construction, General Manager Operations and General Manager Development in the project team
•	Successful completion, subject to confirmation by the port authority, of a series of LNG ship simulations to evaluate the shipping channel for the proposed LNG Carriers servicing the project.
•	The commencement of site preparation works with the strategic placement of dredge material on the proposed location of its first LNG train at Fisherman’s Landing.

Golar has in parallel with the project development activity commenced a dialogue with prospective LNG buyers with site visits to Gladstone and due diligence activities taking place over the quarter. This work has continued into the second quarter.

The Gladstone project remains on track for a final investment decision around the end of this year.

The Company continues to work with PTTEP in relation to developing Floating LNG projects. Effort has focused over the past quarter on maturing technical concepts, defining project execution strategies and finalising commercial models for identified projects including the assets in Western Australia recently acquired by PTTEP from Coogee Resources.

Market

Russia's Sakhalin LNG has started up its first production train in the first quarter 2009 and the second train will follow later this year. Yemen LNG, Tangguh in Indonesia and further newly built Qatari trains will also start production for the first time in the coming months. Many of these facilities were supposed to have come on stream in 2008. Their slippage, the poor reliability of earlier start-ups -- most notably Norway's Snohvit -- and lengthy force-majeure affecting Nigeria LNG plus some operational difficulties in Qatar and Australia helps explain why last year's total traded LNG volume grew by less than 1%, down from a growth of almost 8% in LNG trade in 2007 and 12% in 2006.

Qatar increased deliveries by some 3% last year, but the four next-largest suppliers were either static or down. Algeria delivered 10% less, losing its fourth-place rank to Nigeria, despite that country's own problems. A fifth train helped Australian exports whereas, for the first time for many years, Trinidad's exports fell due to feedgas shortages. Relatively new exporters such as Equatorial Guinea and Norway increased volumes, albeit to well below capacity in Norway's case, while the 1970s-built Alaskan and Libyan plants continued producing less and less.

Japan remained the world's largest LNG market in 2008, taking 40% of all imports. The next two largest markets, South Korea and Spain, saw double-digit growth. Strong growth seen in 2008 in emerging economies such as China, India, Mexico and Taiwan may be difficult to replicate in this economically challenging year. Brazil and Argentina were the only new importers of LNG in 2008.The LNG Carrier fleet is still growing and available tonnage is plentiful. However, there are a few observations which the Company believes are overlooked and thus creating false sense of security of tonnage supply in the market:

•	Trade routes/diversions. The current market is driving some LNG producers to divert cargoes and find alternative ways to offload the LNG and we are seeing the beginning of Far Eastern cargoes finding homes in the west. This will inevitably put pressure on each project’s shipping capacity and could potentially create further demand for ships.
•	Floating storage. As is already happening with crude oil, on paper there is upside to be had when considering floating LNG storage. This could take vessels out of the market for several months filling the gap until when new projects come on stream.
•	Vessel Flexibility. We are seeing a growing separation between vessels that can trade flexibly and those that are restricted. For example the large fleet of new larger vessels serving the new Qatari projects are restricted on where they can discharge due to their size with loading even further restricted to only a couple of projects.
•	Scrapping and conversions. Many older, particularly membrane vessels in the fleet are looking at scrapping at the end of current charters, coupled with Golar’s FSRU conversion projects will result in fleet reduction.
•	Project start ups. Last but not least, many of the vessels available on today’s spot market are committed to various projects. Removing these ships from the market will tighten the market considerably.

Outlook

The LNG shipping spot market continues to suffer from a delay in the start up of new LNG production capacity resulting in a surplus of shipping and more recently, the downturn in the global economy. The first half of 2009 is proving to be a difficult trading environment for the Company’s spot trading ships with a further material reduction in operating income anticipated for the second quarter of 2009. However, there remains a realistic expectation for improvement in the second half of 2009 as new capacity comes on stream and cargoes start trading west. The Board continues to believe that the long-term outlook for LNG demand in global markets remains strong and that production capacity currently under construction will progressively improve the situation.

The Company’s strategy of diversifying into FSRU’s and over time into liquefaction is and will continue to deliver a more robust revenue profile as the broader LNG market moves through the different phases of the economic cycle. Furthermore, the Company’s committed FSRU contracts delivering over the next 12 months will add significantly to operating cash flow. The Board expects that the planned bifurcation of Golar LNG into a dividend company and a high growth project Company will enhance value for our shareholders, and create a basis for good long term profitability.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

May 28, 2009
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED FIRST QUARTER 2009 REPORT (UNAUDITED)

INCOME STATEMENT	2009	2008	2008	2008
(in thousands of $)	Jan - Mar	Oct - Dec	Jan - Mar	Jan - Dec
	unaudited	unaudited	unaudited	unaudited

Operating revenues	53,859	59,479	58,772	228,779
Gain on sale of vessel	-	-	-	78,108

Operating expenses
Vessel operating expenses	16,065	16,003	15,458	61,868
Voyage and charter-hire expenses	11,402	10,242	1,541	33,126
Administrative expenses	4,277	4,104	4,502	17,815
Depreciation and amortization	15,490	15,432	15,738	62,005
Gain on sale of long-lived asset	-	(204)	-	(430)
Impairment of long-lived assets	-	46	-	110
Total operating expenses	47,234	45,623	37,239	174,494
Operating income	6,625	13,856	21,533	132,393

Financial income (expenses)
Interest income	4,657	10,214	12,526	45,828
Interest expense	(15,119)	(22,120)	(27,108)	(96,489)
Other financial items, net	1,948	(57,044)	(21,438)	(82,100)
Loss before equity in net earnings of investees, taxes and noncontrolling interest	(1,889)	(55,094)	(14,487)	(368)
Taxes	(241)	46	5	(510)
Equity in net earnings of investees	(534)	(1,062)	(265)	(2,406)
Net income attributable to noncontrolling interest	(2,456)	(1,611)	(928)	(6,705)
Net loss	(5,120)	(57,721)	(15,675)	(9,989)
Basic loss per share ($)	$(0.08)	$(0.86)	$(0.23)	$(0.15)

GOLAR LNG LIMITED FIRST QUARTER 2009 REPORT (UNAUDITED)

BALANCE SHEET	2009	2008	2008
(in thousands of $)	Mar-31	Mar-31	Dec-31
	unaudited	unaudited	unaudited

ASSETS
Short-term
Cash and cash equivalents	65,644	69,661	56,114
Restricted cash and short-term investments	56,679	62,152	60,352
Other current assets	16,391	27,367	27,766
Amounts due from related parties	479	702	538
Vessels and equipment held for sale, net	-	153,236	-
Long-term
Restricted cash	551,311	789,932	557,052
Equity in net assets of non-consolidated investees	30,726	17,368	30,924
Vessels and equipment, net	1,563,411	1,478,975	1,561,313
Other long-term assets	69,630	63,477	65,670
Total assets	2,354,271	2,662,870	2,359,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term
Current portion of long-term debt	73,895	174,460	71,395
Current portion of capital lease obligations	6,017	5,689	6,006
Other current liabilities	174,921	78,698	189,488
Amounts due to related parties	460	254	140
Long-term
Long-term debt	758,702	745,218	737,226
Long-term capital lease obligations	769,866	1,022,204	784,421
Other long-term liabilities	76,411	77,204	77,220
Equity
Golar LNG Ltd's stockholders’ equity	449,855	521,233	452,145
Noncontrolling interest	44,144	37,910	41,688
Total liabilities and equity	2,354,271	2,662,870	2,359,729

STATEMENT OF CASH FLOWS	2009	2008	2008
(in thousands of $)	Jan – Mar	Jan – Mar	Jan – Dec
	unaudited	unaudited	unaudited

OPERATING ACTIVITIES
Net loss	(5,120)	(15,675)	(9,989)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,490	15,738	62,005
Gain on sale of newbuilding	-	-	(78,108)
Amortization of deferred charges	321	347	2,773
Fixed-rate debt settlement costs	-	-	8,998
Net income attributable to noncontrolling interest	2,456	928	6,705
Gain on sale of long-lived assets	-	-	(430)
Undistributed net earnings of non-consolidated investees	534	265	2,406
Drydocking expenditure	(134)	(821)	(19,598)
Stock-based compensation	725	803	3,092
Other than temporary impairment of available-for-sale securities	-	-	1,871
Change in market value of equity, interest rate and currency derivatives	(2,742)	21,035	99,900
Interest element included in capital lease obligations	295	530	1,908
Unrealized foreign exchange gain	(2,331)	(299)	(42,767)
Impairment of long-lived assets	-	-	110
Change in operating assets and liabilities	3,284	4,204	9,619
Net cash provided by operating activities	12,778	27,055	48,495

INVESTING ACTIVITIES
Additions to vessels and equipment	(22,201)	(214,043)	(322,183)
Proceeds from disposal of long-lived assets	-	-	233,244
Long-term restricted cash	(5,321)	1,231	42,352
Investment in unlisted investments	(85)	(3,063)	(25,970)
Investment in available-for-sale securities	-	(2,372)	(2,372)
Proceeds from disposal of available-for-sale securities	-	-	165
Short-term restricted cash and investments	3,673	(10,046)	(8,246)
Settlement on termination of equity swaps	(1,844)	-	(538)
Net cash used in investing activities	(25,778)	(228,293)	(83,548)

FINANCING ACTIVITIES
Proceeds from long-term debt	35,000	120,000	370,000
Repayments of long-term capital lease obligation	(1,445)	(1,227)	(5,497)
Repayments of long-term debt	(11,025)	(15,988)	(377,044)
Financing costs paid	-	(1,136)	(13,600)
Cash dividends paid	-	(16,896)	(67,438)
Dividends paid to minority shareholders	-	-	(2,000)
Proceeds from disposal of treasury shares (including receipt of dividends)	-	407	1,007
Net cash provided by financing activities	22,530	85,160	(94,572)

Net increase/(decrease) in cash and cash equivalents	9,530	(116,078)	(129,625)
Cash and cash equivalents at beginning of period	56,114	185,739	185,739
Cash and cash equivalents at end of period	65,644	69,661	56,114

Notes

1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of March 31, 2009 was 67,226,866 (December 31, 2008: 67,226,866). The weighted average number of shares outstanding (net of 350,000 treasury shares) for the first quarter 2009 and for the twelve months ended December 31, 2008 were 67,226,866 and 67,214,126 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 29, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer